Exhibit 99.1

WESTPORT FUEL SYSTEMS INC.

NOTICE OF CHANGE IN CORPORATE STRUCTURE PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

Item 1:	Names of the parties to the transaction

Westport Fuel Systems Inc. (f/k/a Westport Innovations Inc.) (“Westport”)

Fuel Systems Solutions, Inc. (“Fuel Systems”)

Whitehorse Merger Sub Inc. (“Merger Sub”)

Item 2:	Description of the transaction

On June 1, 2016, pursuant to an agreement and plan of merger dated September 1, 2015 and amended on March 6, 2016 (the “Merger Agreement”) between Westport, Merger Sub and Fuel Systems, Merger Sub merged with and into Fuel Systems (the “Merger”), with Fuel Systems surviving the Merger as a wholly-owned subsidiary of Westport.

Pursuant to the Merger, Fuel Systems stockholders received newly issued common shares of Westport as consideration under the Merger Agreement at an exchange ratio of 2.4755 common shares of Westport for every one share of Fuel Systems common stock (the “Exchange Ratio”).

In addition, at the effective time of the Merger (the “Effective Time”), pursuant to the terms of the Merger Agreement, (i) each Fuel Systems option and Fuel Systems phantom share outstanding as of the Effective Time were automatically cancelled and forfeited for no consideration without any further action on the part of the holder of such Fuel Systems option or Fuel Systems phantom share, and (ii) each Fuel Systems restricted stock unit and restricted stock was assumed by Westport and will continue to have the same terms and conditions, except that each such Fuel Systems restricted stock unit was converted into a number of Westport restricted share units, and each such share of Fuel Systems restricted stock was converted into a number of Westport common shares, both as adjusted in accordance with the Exchange Ratio.

Prior to the Effective Time, shares of Fuel Systems common stock were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the Nasdaq Global Stock Market (“NASDAQ”) under the symbol “FSYS.” Trading on the NASDAQ in shares of Fuel Systems common stock was suspended before the opening of trading on June 2, 2016.

Upon Fuel Systems’ request, NASDAQ filed with the Securities and Exchange Commission of the United States of America (the “SEC”) a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister the shares of Fuel Systems common stock. Fuel Systems currently intends to file a Form 15 with the SEC to terminate the registration of shares of Fuel Systems common stock under the Exchange Act and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Immediately following the completion of the Merger, Westport filed Articles of Amendment giving effect to a change of its name from Westport Innovations Inc. to Westport Fuel Systems Inc.

Item 3:	Effective date of the transaction

June 1, 2016.

Item 4:	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Immediately following the completion of the Merger, Westport continued to be a reporting issuer in each province of Canada.

Item 5:	Date of the reporting issuer’s first financial year-end after the transaction

Not applicable.

Item 6:	The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

Not applicable.

Item 7:	Documents filed under National Instrument 51-102 Continuous Disclosure Obligations describing the transaction and where those documents can be found in electronic format.

Not applicable.

DATED as of the 8th day of June, 2016.